January 14, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Michael Purcell and Kevin Dougherty

Re:	Toppoint Holdings Inc. Registration Statement on Form S-1 Filed August 12, 2024, as amended File No. 333-281474

Ladies and Gentlemen:

Pursuant to Rule 461, as amended, the undersigned, as the representative of the prospective underwriters of the proposed offering by Toppoint Holdings Inc. (the “Company”), hereby join the Company’s request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 5:00 p.m., Eastern Time, on Wednesday, January 15, 2025, or as soon thereafter as is practicable, or at such other time as the Company or its counsel, Bevilacqua PLLC, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as the representative of the prospective underwriters of the proposed offering, advise on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

A.G.P./Alliance Global Partners

By:	/s/ Thomas Higgins
	Name:	Thomas Higgins
	Title:	Managing Director